PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2007 SEP 17 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 August 2007

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

15 August	**Director shareholding**
15 August	**NCSBN awards Pearson VUE extension to NCLEX test development and delivery agreement**
16 August	**Director shareholding**
20 August	**Director shareholding**
23 August	**CNBC Europe and the Financial Times start the search for Europe's top business leaders**
30 August	**Director shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

07026552

C. Abraham

pp. Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dw 9/18

Director Shareholding
15 August 2007



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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00062%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$15.73**	14.	Date and place of transaction **14 AUGUST USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **125,000 0.01548%**	16.	Date issuer informed of transaction **14 AUGUST 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 August 2007______________________

NCSBN Awards Pearson VUE Extension to NCLEX® Test Development and Delivery Agreement

15 August 2007



Five-year extension ensures NCLEX exams will be delivered at Pearson Professional Centers within the United States, its territories, and select international locations through 2014

BLOOMINGTON, Minn., August 15, 2007 - The National Council of State Boards of Nursing (NCSBN) announced today that they have awarded Pearson VUE a five year extension to the NCLEX test development and delivery agreement continuing the contract through 2014.

The NCSBN oversees one of the world's largest and most prestigious licensing programs, and their examination, the NCLEX, is administered at Pearson VUE's patent-winning, company-owned and -operated Pearson Professional Centers. The test center network was first put into service in 2002, in close collaboration with the NCSBN, to offer the higher levels of quality, consistency, and security necessary to safeguard the integrity of the testing process.

Faith Fields, MSN, RN, Executive Director of the Arkansas Board of Nursing, and President of the Board of Directors for the NCSBN, said "Pearson VUE has clearly emerged as the gold standard for high stakes testing programs. We've entrusted the NCLEX to Pearson VUE for nearly five years now. Our willingness to sign an extension with two years remaining on the base agreement is truly reflective of the great teamwork, consistently stellar service, and the many accomplishments our two organizations have realized."

"Our early work with the NCSBN resulted in what the market has recognized as the best-in-class offering,"said Robert Whelan, President of Pearson VUE. "Having the NCSBN acknowledge our hard work and investments with this contract extension is extremely gratifying and we look forward to continuing this remarkable relationship for many years to come."

The NCLEX will continue to be delivered at 205 Pearson Professional Centers located throughout the United States and its territories. For foreign nurse candidates pursuing domestic nurse licensure in the United States and its territories, the NCLEX will also continue to be available at 17 Pearson Professional Centers located within Australia, Canada, Germany, Hong Kong, India, Japan, Mexico, Philippines, Taiwan, and the United Kingdom.

About Pearson VUE

Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing services for academic admissions, certification and licensure programs. Pearson VUE offers exams through the world's largest network of test centers in 162 countries, providing testing services for information technology, regulatory and certification boards, academic, government and corporate clients. Its innovative technology offers the security and control required by academic, licensure and certification programs while its commitment to service provides customers with an unmatched testing experience. Pearson acquired

Promissor, which is now a business of Pearson VUE, extending its leadership in the testing and certification industry.

Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group.

About the NCSBN
The National Council of State Boards of Nursing, Inc. (NCSBN) is a not-for-profit organization whose membership comprises the boards of nursing in the 50 states, the District of Columbia and four U.S. territories.

Mission: The National Council of State Boards of Nursing (NCSBN), composed of Member Boards, provides leadership to advance regulatory excellence for public protection

Pearson contact:
David Hakensen
Phone +1 952 681 3000

Director Shareholding
16 August 2007



PE

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00062%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$15.12**	14.	Date and place of transaction **15 AUGUST USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **130,000 0.01609%**	16.	Date issuer informed of transaction **16 AUGUST 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___16 August 2007__________________________________

Director Shareholding
20 August 2007



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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00062%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$14.99**	14.	Date and place of transaction **17 AUGUST USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **135,000 0.01671%**	16.	Date issuer informed of transaction **17 AUGUST 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___20 August 2007_______________________

CNBC Europe and the Financial Times start the search for Europe's top business leaders
23 August 2007

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Nominations for European Business Leaders Awards 2008 Now Open

London, 23 August 2007: The search for the top European business leaders is now underway, with the launch of the European Business Leaders Awards (EBLA) nominations for 2008.

The Awards programme, which is presented by CNBC Europe and for the first time conducted in partnership with the *Financial Times*, is now in its fifth year and was created to identify and honour those CEOs who are making a difference through leadership and innovation in their industry sectors.

CEOs from the FT Europe 500 have been invited to join an independent EBLA 2008 Nominations Panel and to vote for two of their peer chief executives across seven categories, who they believe are leaders making a significant impact in expanding global business in Europe (see notes to editors for categories).

CNBC Europe also announced the distinguished panel of judges for the 2008 Awards as **Lionel Barber**, Editor of the *Financial Times*, **Alessandro Profumo**, CEO, UniCredit group (winner of the 2007 European Business Leader of the Year Award), **José Luis Duran**, Chairman of the Management Board, Groupe Carrefour (2007 European Business Leader of the Future), **Tadashi Arashima**, President and CEO, Toyota Motor Europe (2007 European Business Leader of the Year - Global/Local), **Guerrino De Luca**, President and CEO, Logitech International (2007 Innovator of the Year), **Professor Seán Meehan**, Professor of Marketing and Change Management at IMD, **Frederick Kempe**, President and CEO, The Atlantic Council and **Barbara Stelzner**, Director of News and Programming at CNBC Europe also join the judges panel with **Sir William Castell**, Chairman of the Wellcome Trust and a non-Executive Director of BP and GE, who is its chair.

Mick Buckley, President and CEO of CNBC Europe said, "The nominations process for the EBLA differentiates it from other award schemes. In asking CEOs from diverse divisions of industry to identify the peers that they believe are Europe's top business leaders, I'm confident that we will identify those CEOs who are leading today's global economy from Europe. I'm also delighted that the Awards are being conducted in partnership with the *Financial Times* whose support and analysis will be invaluable to the judging process."

Lionel Barber, Editor of the *Financial Times* said, "We are delighted to be collaborating with CNBC on the 2008 European Business Leaders Awards. The EBLA Nominations Panel, drawn from the FT Europe 500, will provide a unique and high calibre voting panel for the Awards. The *Financial Times* produces unrivalled and award-winning global business coverage, so is ideally placed to help identify the CEOs who are Europe's top

business leaders."

The deadline for nominations is midnight **14 September 2007**. The names of the finalists will be announced at an event held at the World Economic Forum's Annual Meeting in Davos, Switzerland in January 2008. Winners of the EBLA 2008 will be announced and celebrated at a gala event on 13th March 2008. CNBC Europe will broadcast exclusive coverage of the event including interviews with winners and finalists.

Ends.

Notes to Editors

For more information visit www.ebla2008.com

EBLA 2008 Award Categories

- European Business Leader of the Year
- European Business Leader of the Future
- European Business Leader of the Year (Global/Local)
- Innovator of the Year
- Outstanding Leadership in Business Practices
- Outstanding Leadership in Environmental Practices
- Entrepreneur of the Year

EBLA 2007 winners

Sir John Bond (Lifetime Achievement Award); Michael Spencer, Chief Executive of ICAP (Entrepreneur of the Year Award); Sir Richard Branson, Chairman of the Virgin Group (Outstanding Leadership in Business Practices Award); Alessandro Profumo, CEO of the UniCredit Group, (European Business Leader of the Year); José Luis Duran, Chairman of the Management Board of Group Carrefour (Business Leader of the Future); Guerrino De Luca, President and CEO of Logitech International (Innovator of the Year) and Tadashi Arashima, President and CEO of Toyota Motor Europe (European Business Leader of the Year - Global/Local).

For further information, please contact:

CNBC Europe

Charlotte Blenkinsop / Hugo Foulds
+44 (0)20 7653 9448 / 9398

European Business Leaders Awards

Beverley Mason
+44 (0)7809 194 949

Financial Times

Emma Gilpin-Jacobs
+44 (0)20 7873 3883

About EBLA

The underlying motivation behind the European Business Leaders Awards is to discover which CEOs are creating and sustaining entrepreneurship, developing best practices and

carving out powerful businesses in the global economy. For more information on the Awards visit www.ebla2008.com

About CNBC Europe

CNBC Europe is the only pan-European real-time financial and business channel dedicated to European CEOs and senior corporate executives, the European financial services industry and the European investor. Today the channel is available in over 110 million homes, 1,400 banks and financial institutions and thousands of four and five star hotel rooms throughout Europe, the Middle East and Africa. CNBC Europe is a wholly owned subsidiary of NBC Universal. NBC Universal is the broadcasting unit of the General Electric Company (GE).

About the Financial Times

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 426,451 (ABC figures, July 2007) and a readership of more than 1.3 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.29 million unique monthly users (ABC electronic figures, January 2007) generating 40.4 million page views and has 95,000 subscribers.

Director Shareholding
30 August 2007



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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00062%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$14.7699**	14.	Date and place of transaction **29 AUGUST USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **140,000 0.01733%**	16.	Date issuer informed of transaction **29 AUGUST 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___30 August 2007________________________________

END